UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 16, 2020, Husky Energy Inc. issued a press release announcing that Husky Energy Inc. and Cenovus Energy Inc. had each filed a joint management information circular dated November 9, 2020 and related meeting materials in connection with a proposed plan of arrangement involving the two companies. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-236603) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 17, 2020		GENERAL COUNSEL & SECRETARY

Exhibit A

Cenovus and Husky to hold special shareholder meetings on proposed Plan of Arrangement

Shareholders asked to vote in favour of board-approved agreement to combine businesses

CALGARY, Alberta, Nov. 16 – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) and Husky Energy Inc. (TSX: HSE) announce they have filed a joint management information circular dated November 9, 2020 and related meeting and proxy materials, which will be mailed to Cenovus common shareholders and to Husky common shareholders, preferred shareholders and optionholders in connection with the proposed plan of arrangement to create a resilient integrated energy leader.

Cenovus and Husky agreed to combine their respective businesses and entered into an arrangement agreement dated October 24, 2020. The boards of directors of Cenovus and Husky have unanimously approved the arrangement agreement and determined that it is in the best interests of their respective companies.

Cenovus and Husky Special Meetings

Special meetings for Cenovus common shareholders and for Husky common shareholders, preferred shareholders and optionholders will be held in order to consider and vote on resolutions in connection with the plan of arrangement, as described in the circular. Due to COVID-19, and in alignment with the recommendations of Canadian public health officials, the meetings will be conducted via live webcasts.

The Husky virtual meeting will be held at 9:00 a.m. MT/11:00 a.m. ET on Tuesday, December 15, 2020 and the Cenovus virtual meeting will commence at 1:00 p.m. MT/3:00 p.m. ET on the same day.

How to Vote

All securityholders are encouraged to vote in person (virtually) or by proxy. Details on how to vote and how to participate in the live webcasts are contained in the circular.

The completion of the arrangement is subject to, among other things, (i) the approval of the arrangement by not less than 66 2⁄3% of the votes cast by Husky common shareholders at the Husky virtual meeting, (ii) the approval of the arrangement by not less than 66 2⁄3% of the votes cast by Husky common shareholders and optionholders, voting together as a single class, at the Husky virtual meeting, (iii) the approval of the issuance of Cenovus common shares under the arrangement by a simple majority of the votes cast by Cenovus shareholders at the Cenovus virtual meeting, (iv) the approval of the Court of Queen’s Bench of Alberta, and (v) the receipt of all other necessary regulatory approvals. In addition, Husky will seek the approval of not less than 66 2⁄3% of the votes cast by Husky preferred shareholders, voting together as a single class, at the Husky virtual meeting. If Husky preferred shareholder approval is obtained, each Husky preferred share will be exchanged for one Cenovus preferred share having substantially identical terms as the Husky preferred shares. It is not a condition to completion of the arrangement that Husky preferred shareholder approval be obtained, and, if not obtained, the Husky preferred shares will remain outstanding in a subsidiary of the combined company and listed on the TSX.

About the Transaction

The arrangement is currently anticipated to be completed in the first quarter of 2021, subject to satisfaction of all closing conditions. Upon completion of the transaction, the combined company will continue to operate as Cenovus and remain headquartered in Calgary, Alberta.

The circular has been filed on each company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at sedar.com and on each company’s profile on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) at sec.gov, and is available on Cenovus’s website at cenovus.com and on Husky’s website at huskyenergy.com.

Advisory

Note Regarding Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Husky in light of their experience and perception of historical trends. Although Cenovus and Husky believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus and Husky undertake no obligation to update or revise any forward-looking information except as required by law.

This forward-looking information is identified by words such as “anticipated”, “opportunity”, “potential”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: the holding of shareholder meetings; the timing of closing of the transaction; and the future operation and headquarters of the combined company.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and Husky and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: successful closing of the transaction, including obtaining necessary shareholder, court and regulatory approvals and satisfaction of all other conditions to closing and within expected timelines.

Additional information about risks, assumptions, uncertainties and other factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Management and Risk Factors” in Cenovus’s Annual Management’s Discussion and Analysis (MD&A) or Form 40-F for the year ended December 31, 2019 and in the updates in the “Risk Management and Risk Factors” section of Cenovus’s MD&A for the period ended September 30, 2020.

Husky’s Annual Information Form for the year ended December 31, 2019, Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and other documents filed with securities regulatory authorities (accessible through the SEDAR website at sedar.com and the EDGAR website at sec.gov) describe some of the risks, material assumptions and other factors that could influence actual results in respect of Husky and are incorporated herein by reference.

About Cenovus

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called steam-assisted gravity drainage (SAGD). The company also has conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

About Husky

Husky Energy is a Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. The Company operates in Canada, the United States and the Asia Pacific region with two business segments. The Integrated Corridor includes bitumen from thermal projects in the Lloydminster area of Saskatchewan, along with the Tucker Thermal Project and the Sunrise Energy Project in Alberta, with production integrated into Husky’s downstream operations, which includes upgrading, refining and marketing of refined petroleum products. The Offshore business includes crude oil production offshore

Newfoundland and Labrador and natural gas and liquids production offshore China and Indonesia. For more information, visit huskyenergy.com.

Find Husky on Facebook, Twitter, LinkedIn and Instagram.

Cenovus Contacts

Investor Relations Sherry Wendt, Director, Investor Relations 403-766-7711	Media Relations Brett Harris, Manager, Communications 403-766-3420

Husky Contacts

Investor Relations Leo Villegas, Director, Investor Relations 403-513-7817	Media Relations Kim Guttormson, Manager, Communication Services 403-298-7088